UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Change Healthcare Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
15912K100
(Cusip Number)
Michael B. Fisch Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
September 29, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
Page 1 of 38 Pages
Exhibit Index Found on Page 31

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,868,600[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,868,600[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,868,600[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,615,200[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,615,200[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,615,200[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,792,772[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,792,772[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,792,772[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 998,600[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 998,600[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,600[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Four Crossings Institutional Partners V, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,276,800[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,276,800[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,800[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Farallon Capital (AM) Investors, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,300[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,300[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,300[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,076,272[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,076,272[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,272[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Farallon Institutional (GP) V, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,276,800[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,276,800[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,800[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,076,272[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,076,272[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,272[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,076,272[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,076,272[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,272[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,076,272[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,076,272[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,272[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Varun N. Gehani
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,076,272[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,076,272[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,272[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Nicolas Giauque
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,076,272[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,076,272[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,272[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS David T. Kim
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,076,272[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,076,272[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,272[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,076,272[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,076,272[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,272[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,076,272[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,076,272[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,272[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,076,272[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,076,272[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,272[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS William Seybold
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,076,272[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,076,272[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,272[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,076,272[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,076,272[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,272[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS John R. Warren
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,076,272[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,076,272[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,272[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

13D
CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing acquired an aggregate of 18,076,272 Shares (as defined in Item 1), representing 5.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  See footnote 1 below.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,076,272[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,076,272[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,272[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 On September 29, 2022, the date of the event which requires the filing of this Statement, certain Reporting Persons acquired shares of common stock of the issuer, as a result of which the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the class of common stock then outstanding.  Rows 7 through 13 of the cover page for each Reporting Person report beneficial ownership of common stock as of September 29, 2022 after giving effect to such acquisition.  As described in the Preliminary Note and reported in Item 5(e), however, as of the date this Statement is filed, none of the Reporting Persons is a beneficial owner of any shares of common stock of the issuer.

Preliminary Note: On September 29, 2022, the Reporting Persons in the aggregate acquired beneficial ownership of more than 5% of the Shares then outstanding.  As reported by the Company on its Form 8-K filed with the SEC on October 3, 2022, on such date the Company and UnitedHealth Group Incorporated (“UNH”) closed their merger transaction, as a result of which the Company became a wholly-owned subsidiary of UNH.  Accordingly, as of October 3, 2022, the Reporting Persons ceased to have beneficial ownership of any Shares.  See Item 5(e) below.  Capitalized terms used without definition in this Preliminary Note have the meanings set forth below.

Item 1. Security and Issuer

This statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of Change Healthcare Inc. (the “Company”).  The principal executive office of the Company is 424 Church Street, Suite 1400, Nashville, Tennessee 37219.

Item 2.	Identity and Background

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”.
The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;
(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(iii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it;

(v)	Four Crossings Institutional Partners V, L.P., a Delaware limited partnership (“FCIP V”), with respect to the Shares held by it; and

(vi)	Farallon Capital (AM) Investors, L.P., a Delaware limited partnership (“FCAMI”), with respect to the Shares held by it.

FCP, FCIP, FCIP II, FCIP III, FCIP V and FCAMI are together referred to herein as the “Farallon Funds.”

The Farallon General Partner

(vii)
Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is (i) the general partner of each of FCP, FCIP, FCIP II, FCIP III and FCAMI, and (ii) the sole member of the FCIP V General Partner (as defined below), with respect to the Shares held by each of the Farallon Funds.

The FCIP V General Partner

(viii)	Farallon Institutional (GP) V, L.L.C., a Delaware limited liability company (the “FCIP V General Partner”), which is the general partner of FCIP V, with respect to the Shares held by FCIP V.

The Farallon Individual Reporting Persons
(i)
The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Farallon General Partner, and a manager or senior manager, as the case may be, of the FCIP V General Partner, with respect to the Shares held by the Farallon Funds: Philip D. Dreyfuss (“Dreyfuss”); Michael B. Fisch (“Fisch”); Richard B. Fried (“Fried”); Varun N. Gehani (“Gehani”); Nicolas Giauque (“Giauque”); David T. Kim (“Kim”); Michael G. Linn (“Linn”); Rajiv A. Patel (“Patel”); Thomas G. Roberts, Jr. (“Roberts”);William Seybold (“Seybold”); Andrew J. M. Spokes (“Spokes”); John R. Warren (“Warren”); and Mark C. Wehrly (“Wehrly”).

Dreyfuss, Fisch, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Seybold, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”
(b)       The address of the principal business office of (i) each of the Farallon Funds is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111, and (ii) each of the Farallon General Partner, the FCIP V General Partner and the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.
(c)       The principal business of each of the Farallon Funds is that of a private investment entity engaging in the purchase and sale of investments for its own account. The principal business of the Farallon General Partner is to act as the general partner of investment partnerships, including FCP, FCIP, FCIP II, FCIP III, and FCAMI, and as the sole member of general partners of investment partnerships, including the FCIP V General Partner.  The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.
(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The jurisdiction of organization of each of the Farallon Funds, the Farallon General Partner and the FCIP V General Partner is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque and Spokes, is a citizen of the United States.  Giauque is a citizen of France.  Spokes is a citizen of the United Kingdom.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration

The approximate net investment cost (excluding commissions) for the Shares held by each of the Farallon Funds is set forth below:

Entity	Number of Shares Held	Approx. Net Investment Cost
FCP	5,868,600	$152,294,581
FCIP	7,615,200	$199,790,118
FCIP II	1,792,772	$46,892,187
FCIP III	998,600	$26,214,937
FCIP V	1,276,800	$33,454,390
FCAMI	524,300	$13,492,946
		$472,139,160
The consideration for such acquisitions was obtained from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by the Farallon Funds at Goldman, Sachs & Co.  Such margin accounts at Goldman, Sachs & Co. from time to time may have debit balances.  It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4. Purpose of Transaction

The purpose of the acquisition of the Shares was for investment.  None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.  As reported by the Company on its Form 8-K filed with the SEC on October 3, 2022, on such date the Company and UNH closed their merger transaction, as a result of which the Company became a wholly-owned subsidiary of UNH.  Accordingly, as of October 3, 2022, the Reporting Persons ceased to have beneficial ownership of any Shares.

Item 5. Interest in Securities of the Issuer
The Farallon Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 328,308,520 Shares outstanding as of July 22, 2022, as reported by the Company in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2022.

(c)
The dates, number of Shares involved and the price per Share (excluding commissions) for all transactions in the Shares by the Farallon Funds in the past 60 days are set forth on Schedules A-F hereto and are incorporated herein by reference.  All of such transactions were open-market transactions.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by the Farallon Funds.  The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner.

(e)	As of October 3, 2022, as a result of the closing on such date of the merger transaction between the Company and UNH, the Reporting Persons ceased to have beneficial ownership of any Shares.

The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c) None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by the Farallon Funds.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner.

(e)	As of October 3, 2022, as a result of the closing on such date of the merger transaction between the Company and UNH, the Reporting Persons ceased to have beneficial ownership of any Shares.

The FCIP V General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the FCIP V General Partner is incorporated herein by reference.

(c) None.

(d)
The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V.  Each of the Farallon Individual Reporting Persons is a manager or senior manager, as the case may be, of FCIP V.

(e)	As of October 3, 2022, as a result of the closing on such date of the merger transaction between the Company and UNH, the Reporting Persons ceased to have beneficial ownership of any Shares.

The Farallon Individual Reporting Persons

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c) None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by the Farallon Funds.  The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner.

(e)	As of October 3, 2022, as a result of the closing on such date of the merger transaction between the Company and UNH, the Reporting Persons ceased to have beneficial ownership of any Shares.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. The Farallon General Partner, as general partner of FCP, FCIP, FCIP II, FCIP III, and FCAMI and the sole member of the FCIP V General Partner, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds. The FCIP V General Partner, as general partner of FCIP V, may be deemed to be a beneficial owner of all such Shares owned by FCIP V.  Each of the Farallon Individual Reporting Persons, as a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  Each of the Farallon General Partner, the FCIP V General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  October 7, 2022
/s/ Thomas G. Roberts, Jr.
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
FARALLON CAPITAL (AM) INVESTORS, L.P.
By Thomas G. Roberts, Jr., Managing Member

/s/ Thomas G. Roberts, Jr.
FARALLON INSTITUTIONAL (GP) V, L.L.C.
On its own behalf and
As the General Partner of
FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.
By Thomas G. Roberts, Jr., Manager

/s/ Thomas G. Roberts, Jr.

Thomas G. Roberts, Jr., individually and as attorney-in-fact for each of Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, David T. Kim, Michael G. Linn, Rajiv A. Patel, William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Dreyfuss, Fisch, Fried, Kim, Linn, Patel, Roberts, Seybold, Spokes, Warren and Wehrly authorizing Roberts to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the SEC on February 13, 2020 by such Reporting Persons with respect to the Common Stock of Broadmark Realty Capital Inc., are hereby incorporated herein by reference.  The Power of Attorney executed by Gehani authorizing Roberts to sign and file this Schedule 13D on his behalf, which was filed as an exhibit to the Schedule 13G filed with the SEC on January 27, 2022 by such Reporting Person with respect to the Class A Common Stock of Berenson Acquisition Corp. I, is hereby incorporated herein by reference.  The Power of Attorney executed by Giauque authorizing Roberts to sign and file this Schedule 13D on his behalf, which was filed as an exhibit to the Schedule 13G filed with the SEC on August 12, 2021 by such Reporting Person with respect to the Class A Ordinary Shares of Metals Acquisition Corp, is hereby incorporated herein by reference.

ANNEX 1
Set forth below with respect to each of the Farallon General Partner and the FCIP V General Partner is the following information: (a) name; (b) business address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Farallon General Partner is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)	Serves as the general partner of various investment partnerships and as the sole member of various general partners of investment partnerships
(d)	Delaware limited liability company
(e)
Managing Members: Andrew J.M. Spokes, Senior Managing Member; and Richard Bollini, Colby Clark, Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, Cameron Hillyer, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., William Seybold, Matthew Trentini, John R. Warren and Mark C. Wehrly, Managing Members.

2.	FCIP V General Partner

(a)	Farallon Institutional (GP) V, L.L.C.
(b)	One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)	Serves as the general partner of Four Crossings Institutional Partners V, L.P.
(d)	Delaware limited liability company
(e)
Managers: Andrew J.M. Spokes, Senior Manager; and Richard Bollini, Colby Clark, Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, Cameron Hillyer, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., William Seybold, Matthew Trentini, John R. Warren and Mark C. Wehrly, Managers.

3.	Managing Members of the Farallon General Partner
(a)
Andrew J.M. Spokes, Senior Managing Member; and Richard Bollini, Colby Clark, Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, Cameron Hillyer, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., William Seybold, Matthew Trentini, John R. Warren and Mark C. Wehrly, Managing Members.

(b)	c/o Farallon Partners, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)
The principal occupation of Andrew J.M. Spokes is serving as Senior Managing Member of the Farallon General Partner and Farallon Capital Management, L.L.C. The principal occupation of each other Managing Member of the Farallon General Partner is serving as a Managing Member of each of the Farallon General Partner and Farallon Capital Management, L.L.C.

(d)
Each of the Managing Members of the Farallon General Partner, other than Andrew J.M. Spokes, Nicolas Giauque and Cameron Hillyer, is a citizen of the United States. Mr. Spokes is a citizen of the United Kingdom.  Mr. Giauque is a citizen of France. Mr. Hillyer is a citizen of Australia.

None of the Farallon General Partner and its Managing Members has any additional information to disclose with respect to Items 2-6 of this Schedule 13D that is not otherwise disclosed in this Schedule 13D.

EXHIBIT INDEX

1. Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated October 7, 2022

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: October 7, 2022

/s/ Thomas G. Roberts, Jr.
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
FARALLON CAPITAL (AM) INVESTORS, L.P.
By Thomas G. Roberts, Jr., Managing Member

/s/ Thomas G. Roberts, Jr.
FARALLON INSTITUTIONAL (GP) V, L.L.C.
On its own behalf and
As the General Partner of
FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.
By Thomas G. Roberts, Jr., Manager

/s/ Thomas G. Roberts, Jr.

Thomas G. Roberts, Jr., individually and as attorney-in-fact for each of Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, David T. Kim, Michael G. Linn, Rajiv A. Patel, William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

SCHEDULE A

FARALLON CAPITAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
9/29/2022	357,100 (P)	$27.39
9/29/2022	357,100 (P)	$27.40
9/29/2022	925,200 (P)	$27.40
9/29/2022	21,200 (P)	$27.43
9/29/2022	455,000 (P)	$27.43
9/29/2022	77,400 (P)	$27.42
9/28/2022	421,100 (P)	$27.42
9/28/2022	10,800 (P)	$27.42
9/27/2022	449,800 (P)	$27.39
9/22/2022	222,000 (P)	$27.28
9/21/2022	18,000 (P)	$27.22
9/21/2022	254,800 (P)	$27.21
9/20/2022	55,100 (P)	$27.10
9/20/2022	110,200 (P)	$27.13
8/16/2022	29,800 (P)	$24.84
8/16/2022	29,000 (P)	$24.85
8/15/2022	29,600 (P)	$24.72
8/12/2022	16,700 (P)	$24.58
8/12/2022	13,000 (P)	$24.58

SCHEDULE B

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
9/29/2022	517,300 (P)	$27.39
9/29/2022	517,300 (P)	$27.40
9/29/2022	1,340,000 (P)	$27.40
9/29/2022	30,900 (P)	$27.43
9/29/2022	659,000 (P)	$27.43
9/29/2022	112,000 (P)	$27.42
9/28/2022	597,300 (P)	$27.42
9/28/2022	15,300 (P)	$27.42
9/27/2022	638,200 (P)	$27.39
9/22/2022	322,000 (P)	$27.28
9/21/2022	26,700 (P)	$27.22
9/21/2022	378,600 (P)	$27.21
9/20/2022	83,300 (P)	$27.10
9/20/2022	166,500 (P)	$27.13
8/16/2022	56,000 (P)	$24.84
8/16/2022	54,600 (P)	$24.85
8/15/2022	55,500 (P)	$24.72
8/12/2022	30,900 (P)	$24.58
8/12/2022	24,100 (P)	$24.58

SCHEDULE C

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
9/29/2022	151,400 (P)	$27.43
9/29/2022	25,700 (P)	$27.42
9/29/2022	118,800 (P)	$27.39
9/29/2022	118,800 (P)	$27.40
9/29/2022	307,800 (P)	$27.40
9/29/2022	7,100 (P)	$27.43
9/28/2022	136,172 (P)	$27.42
9/28/2022	3,500 (P)	$27.42
9/27/2022	145,900 (P)	$27.39
9/22/2022	73,000 (P)	$27.28
9/21/2022	6,000 (P)	$27.22
9/21/2022	85,300 (P)	$27.21
9/20/2022	18,000 (P)	$27.10
9/20/2022	36,100 (P)	$27.13
8/16/2022	15,000 (P)	$24.84
8/16/2022	14,600 (P)	$24.85
8/15/2022	14,900 (P)	$24.72
8/12/2022	8,200 (P)	$24.58
8/12/2022	6,500 (P)	$24.58

SCHEDULE D

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
9/29/2022	87,500 (P)	$27.43
9/29/2022	14,900 (P)	$27.42
9/29/2022	68,700 (P)	$27.39
9/29/2022	68,600 (P)	$27.40
9/29/2022	177,900 (P)	$27.40
9/29/2022	4,000 (P)	$27.43
9/28/2022	78,700 (P)	$27.42
9/28/2022	2,000 (P)	$27.42
9/27/2022	84,000 (P)	$27.39
9/22/2022	42,300 (P)	$27.28
9/21/2022	3,500 (P)	$27.22
9/21/2022	49,400 (P)	$27.21
9/20/2022	10,600 (P)	$27.10
9/20/2022	21,200 (P)	$27.13
8/16/2022	7,700 (P)	$24.84
8/16/2022	7,500 (P)	$24.85
8/15/2022	7,600 (P)	$24.72
8/12/2022	4,200 (P)	$24.58
8/12/2022	3,300 (P)	$24.58

SCHEDULE E

FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
9/29/2022	85,600 (P)	$27.39
9/29/2022	85,600 (P)	$27.40
9/29/2022	221,800 (P)	$27.40
9/29/2022	5,100 (P)	$27.43
9/29/2022	109,100 (P)	$27.43
9/29/2022	18,500 (P)	$27.42
9/28/2022	97,700 (P)	$27.42
9/28/2022	2,500 (P)	$27.42
9/27/2022	104,700 (P)	$27.39
9/22/2022	53,700 (P)	$27.28
9/21/2022	4,500 (P)	$27.22
9/21/2022	63,200 (P)	$27.21
9/20/2022	14,100 (P)	$27.10
9/20/2022	28,300 (P)	$27.13
8/16/2022	9,800 (P)	$24.84
8/16/2022	9,600 (P)	$24.85
8/15/2022	9,700 (P)	$24.72
8/12/2022	5,400 (P)	$24.58
8/12/2022	4,200 (P)	$24.58

SCHEDULE F

FARALLON CAPITAL (AM) INVESTORS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
9/29/2022	38,000 (P)	$27.43
9/29/2022	6,500 (P)	$27.42
9/29/2022	29,800 (P)	$27.39
9/29/2022	29,800 (P)	$27.40
9/29/2022	77,300 (P)	$27.40
9/29/2022	1,700 (P)	$27.43
9/28/2022	35,300 (P)	$27.42
9/28/2022	900 (P)	$27.42
9/27/2022	37,400 (P)	$27.39
9/22/2022	17,000 (P)	$27.28
9/21/2022	1,300 (P)	$27.22
9/21/2022	18,700 (P)	$27.21
9/20/2022	3,900 (P)	$27.10
9/20/2022	7,700 (P)	$27.13
8/16/2022	3,800 (P)	$24.84
8/16/2022	3,800 (P)	$24.85
8/15/2022	3,900 (P)	$24.72
8/12/2022	2,100 (P)	$24.58
8/12/2022	1,700 (P)	$24.58